UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 18, 2014

ZILLOW, INC.

(Exact name of registrant as specified in its charter)

Washington	001-35237	20-2000033
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1301 Second Avenue, Floor 31, Seattle, Washington		98101
(Address of principal executive offices)		(Zip Code)

(206) 470-7000

https://twitter.com/zillow

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders.

On December 18, 2014, Zillow, Inc. (“Zillow”) held a special meeting of shareholders (the “Special Meeting”). At the Special Meeting, Zillow’s shareholders approved the previously announced Agreement and Plan of Merger, dated as of July 28, 2014 (the “Merger Agreement”), by and among Zillow, Zebra Holdco, Inc. (“Holdco”), and Trulia, Inc. (“Trulia”). Following the consummation of the transactions contemplated by the Merger Agreement, Zillow and Trulia will become wholly owned subsidiaries of Holdco. The shareholders of Zillow approved the authorization of nonvoting Class C capital stock in Holdco’s amended and restated articles of incorporation (“Class C Authorization”). Zillow shareholders also voted to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there were insufficient votes at the time of the Special Meeting to approve the Merger Agreement or to approve the Class C Authorization; adjournment was not necessary because there were sufficient votes at the time of the Special Meeting to approve the Merger Agreement and the Class C Authorization.

At the Special Meeting, holders of 23,634,963 shares of Zillow Class A common stock, which represents approximately 68.61% of the shares of Zillow Class A common stock outstanding and entitled to vote as of the record date of November 5, 2014 (the “Record Date”), and holders of 6,217,447 shares of Zillow Class B common stock, which represents 100% of the shares of Zillow Class B common stock outstanding and entitled to vote as of the Record Date, were represented in person or by proxy.

The final voting results for each proposal, each of which is described in greater detail in Zillow’s definitive proxy statement filed with the Securities and Exchange Commission on November 18, 2014, follow below:

(1) Approval of the Merger Agreement

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON- VOTES
85,747,488	7,399	54,546	0

(2) Approval of the Class C Authorization

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON- VOTES
85,459,044	283,354	67,035	0

(3) Approval of the adjournment of the Special Meeting, if necessary or appropriate

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON- VOTES
85,217,470	526,460	65,503	0

Item 8.01	Other Events.

On December 18, 2014, Zillow and Trulia issued a joint press release announcing the final voting results of the special meeting of Zillow shareholders and special meeting of Trulia stockholders, both held on December 18, 2014. A copy of the joint press release is filed herewith as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia (the “Proposed Transaction”). Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain governmental approval. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, under the caption “Risk Factors” in the Registration/Joint Proxy Statement (as defined below), and in Zillow’s other filings with the Securities and Exchange Commission (“SEC”). Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Proposed Transaction, Holdco has filed a Registration Statement on Form S-4 with the SEC (the “Registration/Joint Proxy Statement”), which includes a registration statement and final prospectus with respect to Holdco’s shares to be issued in the Proposed Transaction and a final joint proxy statement of Zillow and Trulia with respect to the Proposed Transaction. The Registration/Joint Proxy Statement was declared effective by the SEC on November 17, 2014. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION/JOINT PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Registration/Joint Proxy Statement at the SEC’s website at www.sec.gov. Copies of the Registration/Joint Proxy Statement, and the filings that are incorporated by reference therein, may also be obtained, without charge, by contacting Zillow Investor Relations at (206) 470-7137 or by going to Zillow’s website, www.zillow.com, under the heading “Investors”. These documents may also be obtained, without charge, by contacting Trulia Investor Relations at (415) 400-7238 or going to Trulia’s website, www.trulia.com, under the tab “Investor Relations”.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Joint press release dated December 18, 2014 entitled “Zillow Shareholders and Trulia Stockholders Approve Planned Acquisition” issued by Zillow, Inc. on December 18, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 18, 2014	ZILLOW, INC.

	By:	/s/ SPENCER M. RASCOFF
Name: Spencer M. Rascoff
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint press release dated December 18, 2014 entitled “Zillow Shareholders and Trulia Stockholders Approve Planned Acquisition” issued by Zillow, Inc. on December 18, 2014.